SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No 1.)*

                                    Elkcorp
          ____________________________________________________________
                                (Name of Issuer)

                                  Common Stock
          ____________________________________________________________
                         (Title of Class of Securities)

                                   287456107
                              _____________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ________

     A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (5-87)

CUSIP No.   077852101                 13G                 Page 2 of 5  Pages

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REICH & TANG ASSET MANAGEMENT, LLC
           13-41633687
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   ----------                      ----------
                           (a)                            (b)

                                   ----------                      ----------

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    3      SEC USE ONLY




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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE


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                  5     SOLE VOTING POWER

                                        0
   NUMBER OF
   SHARES            --------------------------------------------
   BENEFICIALLY      --------------------------------------------
   OWNED BY
   EACH           6     SHARED VOTING POWER
   REPORTING
   PERSON                             854,000
   WITH
                     --------------------------------------------
                     --------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                                        0

                     --------------------------------------------
                     --------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                                       854,000

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       854,000

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      4.35%

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    12     TYPE OF REPORTING PERSON*

                                       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer

     The name of the issuer, to whose class of equity security this Schedule is Proquest Co.


Item 1 (b). Address of Issuer's Principal Executive Offices

     The address of the Issuer's principal offices is Wellington Centre Ste. 1000, 14643 Dallas Pkwy., Dallas, TX 75254-8890


Item 2 (a). Name of Person Filing

     The person filing this Schedule is Reich & Tang Asset Management, LLC (the "Reporting Person")


Item 2 (b). Address of Principal Business Office or, if None, Residence

     The principal business address of the Reporting Person is 600 Fifth Avenue, New York, NY 10020.


Item 2 (c). Citizenship

     The Reporting Person is a United States citizen.


Item 2 (d). Title of Class of Securities

     The class of equity security to which this schedule relates is the Issuer's Common Stock, (the "Common Stock").


Item 2 (e). CUSIP No.

     The CUSIP number assigned to the Common Stock is 287456107

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a

     Reich & Tang Asset Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership

     The shares of the Common Stock owned beneficially owned by Reich & Tang Asset Management, LLC and covered by this Schedule amount to 854,000 shares, constituting 4.35% of the outstanding shares of the Common Stock. Reich & Tang Asset Management, LLC has the shared power to vote and direct the vote for 854,000 shares of Common Stock and to dispose of or direct the disposition of 854,000 shares of Common Stock.





Item 5. Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than 5% of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.




Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of Group

     Not applicable.


Item 9. Notice of Dissolution of Group

     Not applicable.

CERTIFICATION


     The undersigned certifies that to his/her best belief and knowledge, the securities reported herein were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


February 6, 2003

REICH & TANG ASSET MANAGEMENT, LLC



BY /s/Michael D. Appleton
      Michael D. Appleton
      Vice President, Compliance Officer & Secretary
      Reich & Tang Asset Management, LLC